Mail Stop 4561

September 6, 2007

Edward L. Marney
President
Magnitude Information Systems, Inc.
1250 Route 28, Suite 309
Branchburg, New Jersey 08876

> Re: **Magnitude Information Systems, Inc.**
> **Post-Effective Amendment No. 2 to Registration Statement on**
> **Form SB-2**
> **Filed on August 27, 2007**
> **File No. 333-138961**

Dear Mr. Marney:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II. Item 26. Recent Sales of Unregistered Securities, page 41

1. With respect to the information you have added for sales in the quarter ended June 30, 2007, please include all information required by Item 701 of Regulation S-K. For instance, you do not include the date of sale for any of these transactions. For the note transaction, you do not include the amount of securities sold.

2.   In Post-Effective Amendment No. 2, you have deleted descriptions of a dozen recent sales which you had added to the disclosure in Post-Effective Amendment No. 1. Please explain why you have deleted this disclosure in Post-Effective Amendment No. 2. Item 701 of Regulation S-K requires you to disclose all unregistered sales within the past three years. If these transactions occurred, you should disclose them in this section. We may have further comment.

Signatures

3.   In the post-effective amendment which you file in response to these comments, please obtain the proper signatures. Specifically, the registration statement must be signed by your controller or principal accounting officer, acting in his capacity as such and not on behalf of the company. See the instructions for signatures at the end of Form SB-2. Please indicate that Mr. Klaube serves in this capacity under the title entry for his personal signature block.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

        · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have questions, please call David L. Orlic at (202) 551-3503, or, if you require further assistance, me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (908) 429-0040
        Joseph J. Tomasek, Esq.